UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   November 2005            File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated November 14, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: November 14, 2005	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

Nov 14, 2005

TSX-V: EPZ

 www.esperanzasilver.com

NEWS RELEASE

Phase II La Esperanza Drilling Begins

Esperanza Silver Corporation (EPZ) announces that drilling has begun on its La Esperanza gold project in Morelos, Mexico. La Esperanza is characterized as a bulk-tonnage gold prospect due to the presence of widespread gold in outcrop and previous drill holes. It is wholly controlled by EPZ.

The current drilling campaign constitutes the second phase of drilling by EPZ on the project. It continues from Phase I drilling completed in March of this year. At that time gold was encountered in all eight drill holes completed in the “West” zone. These results included drill intercepts of 36 meters containing 2.3 grams of gold per tonne and 21 meters containing 1.9 grams of gold per tonne. Preliminary metallurgical tests have indicated that ore-grade material is very amenable to conventional processing with recovery up to 96 percent in “bottle-roll” tests.

Additional geochemical sampling, completed during the summer has outlined the new “Southeast zone”. This zone is notable for the presence of altered rocks and widespread surface gold mineralization within an area of 1200 by 200 meters. Gold values as high as 12.1, 8.5 and 7.3 grams per tonne have been found. Wide areas of consistent gold mineralization have also been found in channel samples including separate intervals of 42 meters and 26 meters containing 1.0 grams of gold per tonne.1

A total of 3500 meters of core drilling is planned to test new targets in the Southeast zone as well as to extend the known mineralization in the West zone.

For further information contact:

William Pincus

(303) 830 0988Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release

Footnotes

1 William Bond, M.Sc., P.Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the La Esperanza exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.  All samples were submitted to ALS Chemex laboratories in Vancouver, Canada for analysis.  Samples were analyzed by ICP analysis and in some cases atomic absorption analysis.